EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. Updates Investors
On Subsidiary’s Flame Storm Marketing Campaign

     HUIZHOU, Guangdong, China, Sept. 15 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary, CEC Telecom Co., Ltd. (“CECT”), launched 13 new models of mobile phones simultaneously on September 10. This being a big move that is part of the ambitious Flame Storm Marketing Campaign that the Company kicked off recently.

     “These new models of mobile phones, each of which has been uniquely designed for particular consumer groups, fall into four categories: handwriting recognition, PDA, camera and fashion. They were rated by industry commentators as among the best in terms of quality, function and price,” said Mr. Wu Zhi Yang, CEO of CECT and Vice Chairman of XING, during an introduction speech.

     “This ambitious marketing program, made possible by CECT’s strong R&D capabilities and extensive network of more than 300 wholesale outlets across China, is anything but a price war. Its primary objective is to increase market share by launching a series of middle and high-end products which satisfy the needs of different consumer groups. Being new products incorporating improved designs, features and functions that consumers value, their price can stay firm for some time, little affected by the general trend of falling prices in the mobile phone handset sector,” continued Mr. Wu.

     “Our target is to rank among the leading players in the local mobile phone industry in China. When the Flame Storm Marketing Campaign of CECT ends in glory, we will be one step closer to our goal. We are more confident that for 2004, XING sales revenue will be up 40% from US$129.8 million for the first half to US$181.7 million for the second half, and the gross profit ratio will increase from 10% for the first half to 14% for the second half,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                09/15/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)